Valued Advisers Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

April 4, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jeffrey A. Foor

Re:	Valued Advisers Trust (the “Trust”) Request for Acceleration of the Effective Date of Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-223229) (the “Registration Statement”)

Dear Mr. Foor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on April 4, 2018 via EDGAR be accelerated so that the same will become effective at 8:00 a.m., Eastern Time, Friday, April 6, 2018, or as soon thereafter as practicable.

Unified Financial Securities, LLC, the principal underwriter for the Valued Advisers Trust, has also signed this letter requesting acceleration.

If you have any questions concerning this request, please do not hesitate to contact John H. Lively at 913.660.0778.

Valued Advisers Trust	Unified Financial Securities, LLC

/s/ Carol J. Highsmith	/s/ John C. Swhear
By: Carol J. Highsmith	By: John C. Swhear
Title: Vice President	Title: CCO